Supplement Dated August 31, 2001, to
The Prospectuses Dated May 1, 2001, for
STRATEGIC ADVANTAGE Variable Universal Life
STRATEGIC ADVANTAGE II Variable Universal Life
FIRSTLINE Variable Universal Life
FIRSTLINE II Variable Universal Life
ASSET PORTFOLIO MANAGER Variable Universal Life
ESTATE DESIGNER Variable Universal Life
VARIABLE SURVIVORSHIP Variable Universal Life
CORPORATE BENEFITS Variable Universal Life
STRATEGIC BENEFIT Variable Universal Life

issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

This Supplement updates certain information contained in your May 1, 2001 Prospectus.
Please read it carefully and retain it for future reference.

Effective on the date of this supplement, allocation percentages no longer need to be in whole numbers. Fractional allocations, measured in tenths, are now permitted.

Related changes to your May 1, 2001 Prospectus:

In the penultimate or the final paragraph under the heading "Allocation of Net Premium"(page 22, 23, 24 or 25), the sentence regarding premium allocation instructions specified in "whole numbers" is replaced with the following:

> We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

In the fifth paragraph under the heading "Dollar Cost Averaging" (page 30, 32, 34, 35, 36, or 38), the following sentence should be added after the sentence providing that with Dollar Cost Averaging, you designate either a dollar amount or a percentage of your account value for automatic transfer:

> Fractional percentages, stated to the nearest tenth, are permitted.

In the second paragraph under the heading "Automatic Rebalancing" (page 31, 33, 35, 36, 37, or 38), the first sentence regarding transfers of amounts among investment options to match preset automatic rebalancing allocations or current premium allocation percentages should be followed by:

> You may select allocation percentages stated to the nearest tenth.